Filed by CVB Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: County Commerce Bank

Filer’s SEC File No.: 0-10140

CORPORATE PARTICIPANTS

Christina Carrabino CVB Financial Corp. - IR

Christopher Myers CVB Financial Corp. - President & CEO

Richard Thomas CVB Financial Corp. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Operator

Aaron Deer Sandler O’Neill and Partners - analyst

Julianna Balicka KBW - analyst

Matthew Clark Piper Jaffray - analyst

Timothy Coffey FIG Partners - analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Third Quarter 2015 CVB Financial Corporation and its subsidiary Citizens Business Bank Earnings Conference Call. My name is Mike and I’m the operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct the question-and-answer period. Please also note, this event is being recorded.

I would now like to turn the conference call over to your host for today Christina Carrabino. Ms. Carrabino, the floor is your ma’am.

Christina Carrabino - CVB Financial Corp. - IR

Thank you, Mike, and good morning everyone. Thank you for joining us today to review our financial results for the third quarter of 2015. Joining me this morning are Chris Myers, President and Chief Executive Officer and Rich Thomas, Executive Vice President and Chief Financial Officer.

Our comments today will refer to the financial information that was included in the earnings announcement released yesterday. To obtain a copy, please visit our website at www.cbbank.com and click on the Investors tab. Before we get started, let remind you that today’s conference call will include some forward-looking statements.

These forward-looking statements relate to, among other things, current plans, expectations, events and industry trends that may affect the Company’s future operating results and financial position. Such statements involve risks and uncertainties in future activities and results may differ materially from these expectations. The speakers on this call claim the protection of the Safe Harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

For a more complete discussion of the risks and uncertainties that may cause actual results to differ materially from our forward-looking statements, please see the Company’s Annual Report on Form 10-K, for the year ended December 31, 2014 and in particular, the information set forth in Item 1A, risk factors therein.

Now I will turn the call over to Chris Myers.

Christopher Myers - CVB Financial Corp. - President & CEO

Thank you, Christina. Good morning everyone and thank you for joining us, again, this quarter. Yesterday, we reported earnings of $27.9 million for the third quarter of 2015, our second highest quarter of earnings on record. This compares to $26.8 million for the second quarter of 2015 and

$24.3 million for the third quarter of 2014.

On October 14, we announced that we entered into a merger agreement with County Commerce Bank, pursuant to which County Commerce Bank will merge into Citizens Business bank. We are excited about this acquisition as County Commerce Bank is a strong community bank, with four branch locations in the greater Ventura County area with approximately $250 million in assets.

This should be an excellent strategic and geographic fit for our bank, why? Number one; this adds four new locations and expands our footprint up to 101 Freeway corridor into the Central Coast region, enabling us to easily spread Northward into Santa Barbara and eventually beyond. Number two; this is an affluent marketplace, good for cross-selling our products and services, especially Citizens Trust.

Number three; we believe this market has strong community banking, agri-business and business banking opportunities. And finally four, we believe this bank has excellent credit quality. In addition, I would like to also add that this was the best run bank in terms of performing due diligence from an acquisition perspective that we have seen in my tenure as CEO.

It is also important to note that we operate in the same data processing system [FiServ], so integration should be easier. The County Commerce Bank acquisition is expected to close in the first quarter of 2016. This acquisition should not preclude us in any way from pursuing other potential acquisitions.

Earnings per share were $0.26 for the third quarter compared with $0.25 for the second quarter and $0.23 for the year-ago quarter. Through the first nine months of 2015, we earned $70.5 million compared with $78.4 million for the first nine months of 2014. As you may recall, during the first quarter of 2015, we repaid a $200 million fixed rate advance from the Federal Home Loan Bank, resulting in a $13.9 million termination expense on a pre-tax basis.

The third quarter represented our 154th consecutive quarter of profitability and 104th consecutive quarter of paying a cash dividend to our shareholders. Our tax equivalent net interest margin was 3.72% for the third quarter compared with 3.65% for the second quarter of 2015 and

3.61% for the year-ago quarter.

Total loans grew by $38 million or 1% for the third quarter to $3.82 billion. Our new loan productivity for the first three quarters of 2015 was significantly stronger than the same period in 2014. However, net loan growth has been slowed by higher loan prepayments. Loan prepayment penalties totaled over $4.3 million for 2015 year-to-date compared to $2.1 million for 2014 year-to-date, over double. Notwithstanding the prepayment pressure, total loans still grew by $38 million or 1% for the third quarter to $3.82 billion.

During the third quarter, dairy and livestock loan portfolio increased by $26.1 million, construction loans increased by $10.7 million and single-family residential mortgage loans increased by $7.2 million. In terms of loan quality, non-performing assets defined as non-accrual loans plus OREO were

$30.6 million for the third quarter of 2015, an increase of $592,000 from the prior quarter.

Non-performing commercial real estate loans increased $1.7 million during the third quarter, offset by a decrease of $622,000 in non-performing single-family residential mortgage loans and $832,000 in OREO. The allowance for loan and lease losses was $59.1 million or 1.55% of total loans at September 30, 2015, compared with $59.6 million or 1.57% of total loans at June 30, 2015.

The reduction in allowance was due to the release of $2.5 million in reserves driven by net loan loss recoveries of $2.1 million for the third quarter. At September 30, 2015, we had loans delinquent 30 to 89 days of only $318,000 or 0.01% of total loans.

Classified loans for the third quarter totaled $85.6 million. This was a $32.7 million decrease from the prior quarter. This decrease was primarily due to upgrading $23 million of classified commercial real estate loans. We will have more detailed information on classified loans available in our third quarter Form 10-Q.

Now, I’d like to discuss deposits. For the third quarter of 2015, our non-interest bearing deposits increased to $3.3 billion compared with $3.25 billion for the prior quarter and $3.04 billion for the same quarter a year ago. This represents a $267.9 million increase or 8.82% year-over-year and a 1.67% increase quarter-over-quarter.

Average non-interest bearing deposits were $3.23 billion for the third quarter of 2015, compared with $3.12 billion for the prior quarter and $2.92 billion for the same quarter a year ago. Non-interest bearing deposits now represent 55.46% of our total deposits, this is an all-time high.

Our total cost of deposits and customer repurchase agreements was 10 basis points for the third quarter, unchanged from the prior quarter. At September 30, 2015, our total deposits and customer repurchase agreements were $6.57 billion compared with $6.29 billion for the same period a year ago and $6.66 billion at June 30, 2015.

Average total deposits and customer repurchase agreements were $6.59 billion for the third quarter of 2015, compared with $6.46 billion for the prior quarter and $6.21 billion for the year ago quarter. Our ongoing objective remains to maintain a low cost, stable source of funding for our loans and securities.

Interest income.

Interest income for the third quarter of 2015 totaled $67.7 million compared with $64.5 million for the second quarter of 2015. Non-interest income was $8.4 million for the third quarter of 2015 compared with $8.3 million for the second quarter of 2015.

Now expenses.

We continue to closely monitor and manage our expenses. Non-interest expense for the third quarter was $32.7 million compared with $31.5 million for the second quarter. The increase was primarily due to expenses related to the expansion of our offices and teams in the Los Angeles, Ventura and Santa Barbara Counties. Non-interest expense was 1.71% of average assets for the third quarter compared with 1.69% of average assets for the second quarter.

Now I’d like to turn the call over to Rich Thomas, our CFO, to discuss our effective tax rate, investment portfolio and overall capital position, Rich?

Richard Thomas - CVB Financial Corp. - EVP & CFO

Thanks Chris. Good morning everyone. Our effective tax rate was 36.75% for the third quarter and 36% year-to-date. Our effective tax rate varies depending upon tax advantaged income, as well as available tax credits.

Now to our investment portfolio, during the third quarter of 2015, we sold an average of approximately $261 million in overnight funds to the Federal Reserve and received a yield of approximately 25 basis points on collected balances. We also maintained an average of $33.9 million in short-term CDs with other financial institutions, yielding approximately 73 basis points. At September 30, 2015, our combined available-for-sale and held-to-maturity investment securities totaled $3.18 billion, up $26.8 million from the second quarter of 2015.

Investment securities represented 41.7% of our total assets at quarter-end. During the third quarter of 2015, we transferred $886 million of securities from our available-for-sale securities portfolio to our held-to-maturity securities portfolio, as we wanted to protect our shareholders equity in anticipation that interest rates may rise.

These securities were transferred at fair value at the date of transfer. The unrealized holding gain and losses at the data of transfer will continue to be reported in accumulated other comprehensive income, but shall be amortized over the remaining life of the security as a yield adjustment.

At September 30, 2015 held-to-maturity investment securities total consisted of $332.1 million of municipal bonds, $297.2 million of government agency and government sponsored enterprises and $240.3 million of mortgage-backed securities and collateralized mortgage obligations. After-tax unrealized gain on these securities was $3.7 million at September 30, 2015.

At quarter-end, investment securities available for sale were $2.31 billion and we had a pre-tax unrealized gain of $53.2 million. Virtually, all of our mortgage-backed securities are issued by Freddie Mac or Fannie Mae, which have the implied guarantee of the US government. We continue to monitor the interest rate environment carefully weighing current rates and overall interest rate risk.

During the third quarter, we purchased $170 million in mortgage-backed securities with an average yield of 2.17% and an average duration of approximately four years. Despite the continued low interest rate environment, prepayment speeds in our investment portfolio appeared to have somewhat stabilized and based upon current interest rates, we anticipate receiving approximately $35 million in monthly cash flow from our portfolio. However if rates remain low, we may see faster prepayment speeds which could increase our estimated monthly cash flows.

Now turning to our capital position, for the nine months ended September 30, 2015, stockholders equity increased by $42.6 million to $920.7 million. The increase was due to $70.5 million in net earnings, $6.9 million of various stock-based compensation items, and a $3.5 million increase in unrealized gain on investment securities. This was offset by $38.3 million in cash dividends.

I will now turn the call back to Chris for some closing remarks.

Christopher Myers - CVB Financial Corp. - President & CEO

Thanks, Rich. Now let’s talk about economic conditions. In terms of the dairy industry, milk future prices appear to have stabilized as milk production slowed down to better match consumption. According to the US Department of Agriculture, dairy exports continue to decrease, reflecting weak global demand, particularly for powdered milk and competition from foreign countries.

According to the California Department of Food and Agriculture, feed cost in California represented 59.9% of total milk production cost for the second quarter of 2015 compared to 61.1% for the first quarter of 2015 and 65.4% for the second quarter of 2014.

In terms of the California drought, the impact in 2015 still appears to be not as severe as originally anticipated. Notwithstanding, we continue to watch the drought situation closely and as of yet, have seen little effect on the repayment of our loans. The winter weather forecast in California is predicting a severe El Nino effect, potentially causing wet conditions throughout the State, we shall see.

Turning to other items related to the California economy. According to various economic reports:

California’s Employment Development division reported the unemployment rate was 5.9% in September 2015, dropping below 6% for the first time since November 2007. This compares to 6.1% in August 2015 and 7.3% back in September 2014.

Over the past year, California has outpaced the US economy. California has been the fifth fastest growing state in the nation and the single largest source of new US jobs. The state’s current economic expansion is broad-based in terms of both geographies and industries and the quality of jobs has been improving.

Through the first six months of 2015, sales of existing single-family homes climbed nearly 10%, while the medium price of a home in California has risen more than 82%, since hitting rock bottom in early 2009. New construction activity is occurring across the state and businesses and consumers are still driving growth in spending.

The Inland Empire, where our bank is headquartered is a bright spot in California’s economic recovery. Employment in the region continues to expand driving increasing demand in the residential real estate market.

In closing, we are pleased with our third quarter financial results. We remain focused on our growth initiatives and will continue to pursue strategic acquisitions to help us increase our market share and California geographic presence. I would like to take a moment to congratulate our entire team. Citizens Business Bank was recognized as the most trustworthy Mid Cap bank in the US by Forbes magazine. In addition, Bank Director Magazine awarded us the Top 5 ranking for the second consecutive year in overall bank performance among banks with $5 billion to $50 billion in assets.

And with that, I conclude today’s presentation. Now, Rich and I will be happy to take any questions that you might have.

QUESTIONS AND ANSWERS

Operator

(Operator instruction) Aaron Deer, Sandler O’Neill & Partners.

Aaron Deer - Sandler O’Neill and Partners - analyst

Good morning, everyone. First, congratulations on the deal in Ventura. It seems like it’s a really nice fit for you guys. I had a question on the expense lines in the quarter. It looks like the comp was up quite a bit, just trying to get a little bit more color on that. I know you’ve been building out Ventura in particular, but LA and Santa Barbara and some of the other markets.

I was wondering if you could talk about how many relationship officers you’ve hired of late, maybe, what your FTE count is today versus year ago? And then, what kind of timeline you expect for these newer folks to be ramping production and how we might see that translate to loan balances over the coming quarters?

Christopher Myers - CVB Financial Corp. - President & CEO

Yes, basically there is four new teams in the bank if you include San Diego. Three new teams this year and those teams are in LA, they’re in Ventura County and they’re in Santa Barbara. In fact, we’ll officially announce our opening next month in Santa Barbara. We’ve already hired three people there. We have six people that we’ve hired in Ventura County, and then we have another six people down in San Diego and four people in downtown Los Angeles. So if you total all that up, it’s around 20 people that we’ve hired here to build out these different centers.

Of those four, none of them have reach profitability yet. The closest is the LA office and they’ve been ramping up their loans, they’re doing well. Ventura, I think, is doing tremendous in terms of the prospects from customers and so forth. It’s just, they have a fantastic pipeline. I would expect that they will breakeven within the first year, which will be -- first quarter or early second quarter next year would be my best guess.

Santa Barbara is just opening, so I don’t have a feel for that and San Diego is making good progress. It’s been a little slower than what we’d like, but we have some excellent people down there and I would anticipate that in the first half of 2016, we’ll reach profitability in that office as well. So once those offices are profitable, that will help us in terms of offsetting some of these expenses.

Aaron Deer - Sandler O’Neill and Partners - analyst

Okay. And how about in terms of how that translates to your expectations for loan growth over the coming year.

Christopher Myers - CVB Financial Corp. - President & CEO

We had a good quarter in loans and we’ve had actually this year. I think -- well it’s not that hard to predict. Unless something changes, we should have our best loan year in 2015 since pre-recession. So clearly, a couple of hundred million dollars greater than last year in commitments and so forth is what our run rate is right now. So we feel good about that. The problem is our prepayment pressure has increased. In fact if you look at our loan prepayment penalties, so far this year, we’re at $4.3 million and last year this time we were only $2.1 million.

So it’s more than doubled and this 10-year treasury that sits out 2.05% or whatever it is, continues to put pressure on, mostly commercial real estate loans and that’s why you see that quarter-over-quarter we didn’t grow commercial real estate loans even though we had pretty good loan production in that area. We grew dairy, we grew single-family residential and we grew construction loans. But actually, our CRE portfolio went down slightly and that was because of the prepayments.

Aaron Deer - Sandler O’Neill and Partners - analyst

Yes, that was actually my other question, it was on the prepays and it sounds as though that it continue to be that kind of pace post the first quarter as well.

Christopher Myers - CVB Financial Corp. - President & CEO

I think it’s still going to be higher than a normal quarter for the fourth quarter but it’s still a little early to tell on that. Some of these are not necessarily refinanced loans. Some of these loans we do keep and let’s say, out of the loans, on a ballpark, one-third of the loans that get prepaid, we do keep and we refinance. I’d say probably another one-third are financed by someone else and we choose not to compete for that and -- or we just lose it.

And the other third, I’d say, the property gets sold and there is really nothing we can do. What we’re also scratching our heads on a little bit, is if we can get to our borrowers somehow, and talk to them and say listen we’ll give you a discount on your prepayment penalty if you refer us successfully into whose ever buying your property and we keep that loan.

So we’re thinking about how we do that and how we incent that so that we can keep these loans, which will help us a little bit. But with real estate prices recovering as much as it has, some of these people want to take money off the table and they’re selling properties.

Operator

Julianna Balicka - KBW - analyst

Good morning, congratulations on your new acquisition. And I had a couple of questions and I’ll step back. Maybe one as a follow-up to the conversation that Aaron began in the prepays. You have $4.3 million year-to-date, but in the quarter, it’s actually down in quarter to $1.1 million from -- well it looks like it’s spiked in 2Q. Should we be reading anything into that or is that just quarter-to-quarter volatility and nothing indicative of any sort of improvement here.

Christopher Myers - CVB Financial Corp. - President & CEO

The last three quarters have all been over a million dollars, which is a big run rate for us. I think there is -- with the thought process, although it will -- we have this build up and everybody thinks interest rates are going to go up. So, borrowers start thinking about how they’re positioning their loans and they want to fix into longer-term rates. And I think that causes faster prepayments speeds. But it’s been [undone] so far, rates have done nothing, actually they’ve gone down. So it’s interesting to think whether this trend will continue or it will soften, sooner or later, if everything gets refinanced, it will slow down.

It’s just, we have been surprised, we’ve been caught a little bit by surprise by the prepayment speeds that we’ve had. I mean we’re way over twice what we budgeted in prepayment penalties for this year and so we’re reacting to it and trying to make sure that we’re all over retaining our loans as much as we’re trying to bring in loans and we had a good loan quarter. We had a good loan production quarter, but we had a big prepayment. I mean we got a $1.9 million in prepayment penalties in the third quarter. That’s our highest we’ve ever had.

Julianna Balicka - KBW - analyst

Okay. And then, in terms of -- couple of questions, in terms of asset size, you’re trending closer to $10 billion with the acquisition that’s pending And then hopefully another. And so, could you talk about whether or not what kind of infrastructure building you have to put in or how are you thinking about crossing the $10 billion mark and getting ready for DFAST or is it too early?

Christopher Myers - CVB Financial Corp. - President & CEO

Well, it’s not too early to be thinking about it. In fact, we just had our strategic planning session with our senior leadership team in late August and one of the -- we spent half a day talking about preparing for $10 billion and what we’re going to do in each of our roles and what were the bigger factors? We also had our regulators come in here from all three regulatory -- regulatory bodies came in here and talked to us about $10 billion and what to expect et cetera, et cetera.

So we feel like we’ve got a feel for what needs to be done, but it’s not imminent, I can tell you that and unless something changes here radically through a large acquisition. But we’re pushing forward and we’re not going to -- I know a lot of banks out there say, well, if you’re going to go over $10 billion, you might as well go to $14 billion or something like that.

We’re not going to change the way we run our business because of the $10 billion threshold. If we incur some more cost going over that, so be it. There is no short-term orientation here to think about suppressing growth or anything like that to stay under that $10 billion. We’re building this bank for the long run, brick-by-brick-by-brick and if we go over $10 billion in the natural course of business, we’ll deal with it.

Julianna Balicka - KBW - analyst

Okay. And so I guess that implies that as you get closer [a year later], and then you necessarily (inaudible) that we shouldn’t be thinking about big upticks in expense run rate?

Christopher Myers - CVB Financial Corp. - President & CEO

Well, I think we’re definitely going to see some upticks. There’s no question about it. But I think, remember we’re not a retail bank, we’re not a consumer bank, and so I think the impact to us is going to be substantially less than it could be for some other institutions. We don’t have a cost estimate that we were really putting out there yet to what we think the impact would be. I think we do know it and I think, just in a ballpark, I think it’s going to be in the low seven figures for us on an annual basis in terms of incremental costs.

Julianna Balicka - KBW - analyst

Got it and then on -- I’ll step back with one more question. In terms of the loan growth, in terms of C&I, at the last call you were talking about expecting a pickup in C&I in the second half of the year and that doesn’t seem to have shown up in the third quarter. So could you talk a little bit more about C&I commercial originations specifically?

Christopher Myers - CVB Financial Corp. - President & CEO

Yes. I do expect it to continue to pick up. I mean we were -- a year ago, our commercial and industrial loans totaled $396 million. This excludes our dairy, of course, which are really C&I loans due but we were $396 million and today, they are $422 million. So if you look at that, we’ve grown, roughly $25 million. It’s about 7% year-over-year.

I would hope that when we’re sitting here a year from now, that’s more like 10% or 12% and the new teams are going to drive most of that incremental growth, particularly the team in Ventura County and the team in LA and Santa Barbara as well. They’re all C&I teams and I think we’re going make some good traction there and I’m optimistic about San Diego as well.

So, it’s been -- you bring on a new team and they just don’t map over business the first month they’re there and we’ve got a great pipeline and it’s starting to come over. We had a really huge win in the third quarter which is great and that will help us in the fourth quarter numbers and then on the C&I side, just one more comment is, the usage is still very, very soft. I wish our customers would borrow more money, but I think they’re still cautious in expanding their businesses for a variety of reasons.

Operator

Matthew Clark, Piper Jaffray

Matthew Clark - Piper Jaffray - Analyst

Can you remind us what the prepay penalty was in 2Q please.

Christopher Myers - CVB Financial Corp. - President & CEO

In the second quarter what our total was?

Matthew Clark - Piper Jaffray - Analyst

Yes.

Christopher Myers - CVB Financial Corp. - President & CEO

About [$1.1 million and we’re about $1.9 million] in the third quarter, about [a million] in first quarter, by the way.

Matthew Clark - Piper Jaffray -

Analyst

Got you, okay. And then in terms of the yield on new production this quarter, on average, can you help us know what that was relative to the portfolio? I think the core loan portfolio is somewhere around -- probably around 4.70%, I guess, if you exclude the interest recovery and the prepayment penalty income.

Christopher Myers - CVB Financial Corp. - President & CEO

Yes, I’d say in general, the loans that we’re putting on the books right now in mass are probably 40 to 50 basis points lower on average than what is our average yield on our books. Rich does that sound right to you?

Richard Thomas - CVB Financial Corp. - EVP & CFO

Yes.

Christopher Myers - CVB Financial Corp. - President & CEO

And the securities, when we’re buying securities, because we were in and out of the market depending on what rates are doing. Right now we’re pretty much out of the market in buying mortgage-backed securities because rates are too low. But when we’re buying those securities, they’re probably 30 to 40 basis points lower than our average yield on our securities portfolio of what we’re buying.

So eventually, as time goes on that’s going to affect our net interest margin. Now it hasn’t affected our net interest margin that much because of really two things. One is higher prepayment penalties and number two is credit recoveries and the credit recoveries not only go into our loan loss reserve some of the time, but we get back to interest recovery that goes in through the P&L. In fact, I think we put in our press release that we had one borrower where we recovered $2.8 million in interest recovery from a loan that was put on the books, I don’t know, half a dozen years ago or something like that.

But the good news is, I think we’re going to see more of that. I think we’re going to see more of these recoveries. You saw our classified loans go down by $38 million -- I can’t remember $35 million or somewhere around there for the quarter. And our credit is improving and we didn’t do a lot of selling of loans during the crisis.

So the fact that we had held on to these loans and are working through them is paying off for us. It is paying off for us in terms of credit recoveries and is paying off for us in terms of the interest recoveries and we expect that to continue through the remainder of this year and into 2016 and even from a pipeline standpoint, somewhat into 2017 as well.

Matthew Clark - Piper Jaffray -

Analyst

And then just on the margin and thinking about the excess liquidity you put to work in the third quarter the ongoing pressure obviously on asset yields, should we really be thinking about that core margin around 3.51%, if you exclude that interest recovery and assume modest pressure from there, is that fair?

Christopher Myers - CVB Financial Corp. - President & CEO

I think there is a core margin there and that’s in the ballpark of where it is and then we’ll see how much prepayment penalties impact that and then recoveries impact that too. I think our net interest margin could potentially bounce around from quarter to quarter because of these recoveries. There are more recoveries coming down in the next year or two that could be the same size of this $2.8 million we saw here in a given quarter. But it’s not going to be something that we can really predict as we work through these loans.

So we do know that it’s coming, I think to some extent, because we understand the value of these real estate prices and we understand what our loan amounts are and we understand what the maturity of those loans are and at maturity, we’re going to have great opportunities to recover all our interest income and so forth of some of these loans and we’re tracking this stuff very closely.

So I feel like headwind in terms of this low interest rate environment, tailwind in terms of recoveries and I’d actually like to see the prepayment penalties moderate a little bit, because that means we’re keeping some of these loans and we get more loan growth and then that will help the net interest margin too because if we could take $1billion of securities and move those into our loan yields, that’s another 2% pick up for us and that’s $20 million of pre-tax income or $0.13 per share.

Matthew Clark - Piper Jaffray - Analyst

Yes, I was just going to get to that as well. Assuming rates are lower for longer, do you think you might be more willing to compete on rate to help step up loan growth and maybe keep that one-third that you let go previously? And then just finally, as it relates to loan growth, just any update or if you could quantify the production in the quarter and in the pipeline?

Christopher Myers - CVB Financial Corp. - President & CEO

Yes. As far as -- we are competing on rate, there’s no question about it. We’re competing on rate for quality loans. What we’re trying to do is just make sure that if we’re going to lend money out at 4% or whatever the rate is and that’s got some term to it that we are looking at, not necessarily loan amount itself, but how much true risk we have in that loan amount and we’re looking at that from a risk return standpoint.

I mean there are some loans where you can have a $5 million loan and you’re taking, in real terms, you’re taking very little risk or maybe $0.5 million or $1 million risk if the market did what it did in 2009. But there are other loans, you lend $5 million and this can occur on the C&I side, where you need to be careful or you might be risking the full $5 million.

So that risk return decision, you have to really think through. As far as quantifying our loan production, we haven’t given that guidance. We haven’t given that information in terms of how much we’re producing quarter over quarter. But I did mention that we’re tracking about $200 million ahead of where we were in last year on a commitment basis.

And problem is that some of that is not turning into outstandings because it’s either construction loans or it’s C&I loans or it’s equity lines of credit secured by commercial real estate where borrowers will use to do opportunistic buying in the marketplace using their equity in commercial real estate properties that they own. We’d sometimes give them a line of credit behind that. They might have a free and clear property, we give them a couple million dollar line of credit and they don’t use it unless they see an opportunity to buy something.

Operator

(Operator Instructions) Timothy Coffey, FIG Partners.

Timothy Coffey - FIG Partners - analyst

Chris, can you give us any color on the classified loans that were upgraded in the quarter?

Christopher Myers - CVB Financial Corp. - President & CEO

I think about two-thirds of more commercial real estate loans and what’s happening is some of the upgrades to these loans can lag and the reason they lag is typically, we will reappraise loans that are sub-standard loans in the Bank’s portfolio annually. And some of these appraisal information’s, appraisals tend to be based off information for the preceding six months and so some of that time had lagged and so I think this classified loan improvement is really just a function of appraisals and almost lagging valuations.

And again, we only reappraise these once a year. So a year ago we were -- I think our classified loans were about $160 million and today they are

$85.6 million. So that’s tremendous improvement, but I think a vast majority of it is really a function of commercial real estate appraisals and valuations. The value is going up and being recognized by appraisers as such. And then to a smaller extent, maybe a little bit at the dairy side there too.

Timothy Coffey - FIG Partners - analyst

Okay, the upgraded loans in the quarter, were they with a one relationship, a handful of relationships?

Christopher Myers - CVB Financial Corp. - President & CEO

It was several relationships.

Timothy Coffey - FIG Partners - analyst

Okay, right. And then you had some change in the team members down in the San Diego production unit, is that going to have a meaningful impact on the kind of growth prospects?

Christopher Myers - CVB Financial Corp. - President & CEO

Well, I don’t think so. In fact, I think we did have the person who leads that group left the bank recently, but the core producers are there and we’re looking at recruiting a new team in there and hopefully can do that pretty quickly. So I don’t think that will have a material effect on our ability to continue to grow and so forth. We got some really good people down there and they have good pipelines.

Timothy Coffey - FIG Partners - analyst

Okay and then my final question is, given the potential dislocations of City National’s clients, would you consider deviate from your strategy and accepting deposits that might not have an immediate loan relationship just to take the clients?

Christopher Myers - CVB Financial Corp. - President & CEO

Everything on the deposit side, we’re trying to be really thoughtful about what deposit relationships we’re building. Today, we don’t want any deposits that we don’t think are going to be sticky and they’re going to be sustainable going forward. So if somebody came in with $5 million and wanted to place it for six months with us, that’s really not very attractive to us, even if they did it at next to nothing, because what we’re trying to do is continue to build this bank steadily along the way and the stability of that funding enables us to make good business decisions on the asset side.

And the other part of that is, we’re seeing some of the big banks, real big banks turn away large deposit relationships and they’re coming to us and so forth and looking for -- talking about $50 million, $100 million relationships in deposits and they’re coming to us and I’m sure other mid-sized banks and saying, hey, we’d like to talk to you about our relationship and we’re scratching our heads and saying, this isn’t something that’s going to stick here.

And if you look at our deposit growth, it’s really, most of it is focused on the non-interest bearing side, because of that discipline that we’ve been able to put in. Now if we were able to achieve organic loan growth of 15% or something like that a year, on an annualized basis, I might loosen that up a little bit. But right now, there is no reason to, because we have $250 million-ish going overnight to the Federal Reserve, getting 25 basis points right now.

Timothy Coffey - FIG Partners - analyst

Okay. Well thanks, those are my questions.

Christopher Myers - CVB Financial Corp. - President & CEO

Thanks, Rich did that number sound right about? 250 million?

Richard Thomas - CVB Financial Corp. - EVP & CFO

Yes.

Operator

Julianna Balicka - KBW - analyst

One more follow-up, actually a couple of follow-ups. One just really quickly please, on the pending acquisition. You did not specify cost savings, should we be thinking about 20% or what should we be thinking about?

Christopher Myers - CVB Financial Corp. - President & CEO

No, I just think inherently it will be higher than that. I think it’ll be closer to 30%. But again, there is four branches that we’re acquiring and we’re not planning on closing any of those four branches. This is about growth, it’s about expansion, it’s about layering in our balance sheet and our capabilities and all the products and services that we have that are more robust than their products and services.

So what we think is a very good list of clients there. So, this is about trying to drive greater income in that area and combining that with our teams that are already up there and the team we just hired in Santa Barbara, and the six person team we have in Oxnard, Ventura County. We’re going to have a lot of traction in that market and I think we’re going to be a force.

Julianna Balicka - KBW - analyst

And then in terms of reserve coverage and reserve levels, it’s been pretty steady. Now, as we think about fourth quarter and the annual audit, do you see yourself coming under pressure to release reserves at the fourth quarter? So we should be thinking about or I guess after the 4Q, so we should be thinking about, maybe in 1Q a big reserve release or is this level okay here?

Christopher Myers - CVB Financial Corp. - President & CEO

Obviously, we have to look at this and analyze this as we go, and then the methodology gets tweaked along the way. I’ve been a little bit surprised that we’ve had the release as we have, but most of the releases we’ve done had really been based on our net recoveries and so, if you look at our net recoveries year-to-date, I think we’re close to $4million and this year we’ve released I think $4.5 million.

So those two numbers are almost, they are a line-to-line but they’re close and I’m hoping that we grow into this reserve and remember the fourth quarter should be a strong loan growth quarter for us, not only because we have a good pipeline, but also we have the seasonal dairy loans that will kick in this fourth quarter and we feel like that’s going to be similar to what happened last year in terms of magnitude

Julianna Balicka - KBW - analyst

Got it, thank you.

Operator

(Operator Instructions) Well, at this time, there are no further questions. I would now like to turn the conference call back over to Mr. Meyers for any closing remarks, Sir?

Christopher Myers - CVB Financial Corp. - President & CEO

Well, thank you all very much for joining us on our call today and we appreciate your interest and look forward to speaking with you again on our fourth quarter and year-end 2015 earnings call in January. In the meantime, feel free to contact me or Rich Thomas and have a great day. Thank you very much. Take care.

Operator

We thank you, sir and to the rest of management team for your time also today. The conference call is now concluded. At this time, you may disconnect your lines everyone. Thank you, take care and have a great day.

Additional Information About the Merger Transaction and Where to Find It

In connection with the proposed acquisition transaction, CVB Financial Corp. (“CVBF”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of County Commerce Bank (“CCB”) and a Prospectus of CVBF, as well as other relevant documents concerning the proposed transaction. The final proxy statement/prospectus will be distributed to the shareholders of CCB in connection with their vote on the proposed transaction.

SHAREHOLDERS OF CCB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents CVBF filed with the SEC may be obtained free of charge at the SEC’s website, http://www.sec.gov, at the investor relations portion of CVBF’s website, https://www.cbbank.com or by contacting Myrna DiSanto, Investor Relations, CVB Financial Corp, 701 N Haven Avenue, Ontario, CA 91764 or by telephone at (909) 980-4030.

CVBF and CCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CCB in connection with the merger. Information about the directors and executive officers of CVBF and their ownership of CVBF common stock is set forth in CVBF’s proxy statement filed with the SEC on April 3, 2015. Information about the directors and executive officers of CCB will be set forth in the Proxy Statement/Prospectus regarding the proposed transaction. This communication does not constitute an offer of any securities for sale.

Safe Harbor

Certain matters set forth herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to CVBF’s current expectations regarding the proposed transaction, its business plans and expectations and its future financial position and operating results. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, CVBF’s ability to realize cost savings within expected time frames or at all; whether governmental approvals for the proposed transaction will be obtained within expected time frames or ever; whether the conditions to the closing of the proposed transaction, including approval by CCB shareholders, are satisfied; local, regional, national and international economic and market conditions and events and the impact they may have on CVBF, CVBF’s customers, assets, and liabilities; CVBF’s ability to attract deposits and other sources of funding or liquidity; supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF lends, including both residential and commercial real estate; a prolonged slowdown or decline in real estate construction or sales activity; changes in the financial performance and/or condition of CVBF’s borrowers or key vendors or counterparties; changes in the levels of nonperforming assets, allowance for loan losses and charge-offs; the costs or effects of acquisitions or dispositions CVBF may make; the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, banking capital levels, securities and securities trading and hedging, employment, executive compensation, insurance, vendor management and information security) with which CVBF and its subsidiaries must comply or CVBF believes should comply; changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including the Basel Committee framework establishing capital standards for credit, operations and market risk; inflation, interest rate, securities market and monetary fluctuations; changes in government interest rates or monetary policies; changes in the amount and availability of deposit insurance; cyber-security threats, including loss of system functionality or theft or loss of company or customer data or money; political instability; acts of war or terrorism, drought or natural disasters, such as earthquakes, or the effects of pandemic diseases; the timely development and acceptance of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s relationships with and reliance upon vendors with respect to the operation of certain key internal and external systems and applications; changes in consumer spending, borrowing and savings preferences or habits; technological changes and the expanding use of technology in banking (including the adoption of mobile banking applications); the ability to retain and increase market share, retain and grow customers and control expenses; changes in the competitive environment among financial and bank holding companies, banks and other financial service providers; continued volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions; fluctuations in the price of the CVBF’s common stock or other securities; the effect of changes in accounting policies and practices, as may be adopted from time-to-time by the regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters; changes in CVBF or CCB’s organization, management, compensation and benefit plans, and the ability of CVBF and CCB to retain or expand their respective management teams and/or boards of directors; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (such as consumer or employee class action litigation), regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; ongoing relations with various federal and state regulators, including the SEC, FDIC and California DBO; CVBF’s success at managing the risks involved in the foregoing items and all other factors set forth in CVBF’s public reports including its Annual Report on Form 10-K for the year ended December 31, 2014, and particularly the discussion of risk factors within that document. CVFB does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Statement about future operating results, such as those concerning accretion and dilution to CVBF’s earnings or shareholders are for illustrative purposes only, are not forecasts and actual results may differ.